UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE EXTRAORDINARY GENERAL MEETING

HELD ON NOVEMBER 28th, 2025

DATE, TIME, AND PLACE: November 28th, 2025, at 3:30 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011.

INSTALLATION QUORUM: Shareholders representing 95.32% of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting ballots, as per the summarized voting map disclosed by the Company.

BOARD: Mrs. Carolina Trindade, as President; and Mr. Rafael Tridico Faria, as Secretary.

CALL AND LEGAL PUBLICATIONS: Call notice published in the newspaper “Valor Econômico”, editions of October 30, 31 and November 1, 2025.

AGENDA: (a) To ratify the hiring of PricewaterhouseCoopers Auditores Independentes Ltda., as a specialized company responsible for preparing the appraisal report for of Santander Leasing S.A. Arrendamento Mercantil (“Appraisal Report” and “Santander Leasing” respectively); (b) To approve the Appraisal Report; (c) To approve the Private Instrument of Protocol and Justification of the Merger of Santander Leasing, entered into on October 29, 2025 (“Protocol and Justification of the Merger of Santander Leasing”); (d) To approve the merger of Santander Leasing by the Company, under the terms of the Protocol and Justification of the Merger of Santander Leasing, pursuant to the article 227 of the Brazilian Law nº 6.404/76, as amended, (“Merger”); and (e) If the previous matters are approved, authorize and ratify all the acts of the Company's managers necessary for the effectiveness of the resolutions proposed and approved by the Company's shareholders.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on October 29, 2025; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 22, IX, of CVM Resolution 80/2022, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on November 27, 2025, pursuant to the Sole Paragraph of Article 46-C of CVM Resolution No. 81/2022, which was made available for shareholders' appreciation. With regard to the provisions of Subsection I of § 5 of the Article 48 of the aforementioned CVM Resolution, it is recorded that the participating shareholders had no interest in altering the vote casted through the remote voting ballots.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(a)        TO RATIFY, by majority, with 6,875,759,366 favorable votes (3,521,174,993 common shares and 3,354,584,373 preferred shares), 19,723 opposing votes (9,961 common shares and 9,762 preferred shares), and 245,519,844 votes not cast due to abstentions (122,759,406 common shares and 122,760,438 preferred shares), the engagement of PricewaterhouseCoopers Auditores Independentes Ltda., the specialized firm responsible for preparing the Valuation Report.

(b)        TO APPROVE, by majority, with 6,844,615,064 favorable votes (3,505,617,972 common shares and 3,338,997,092 preferred shares), 30,372 opposing votes (15,281 common shares and 15,091 preferred shares), and 276,653,497 votes not cast due to abstentions (138,311,107 common shares and 138,342,390 preferred shares), the Valuation Report, which forms part of these minutes as Annex A to the Protocol and Justification of the Merger of Santander Leasing.

(c)        TO APPROVE, by majority, with 6,875,726,106 favorable votes (3,521,161,302 common shares and 3,354,564,804 preferred shares), 23,211 opposing votes (11,701 common shares and 11,510 preferred shares), and 245,549,616 votes not cast due to abstentions (122,771,357 common shares and 122,778,259 preferred shares), the Protocol and Justification of the Merger of Santander Leasing, which forms part of these minutes as Annex I.

(d)        TO APPROVE, by majority, with 6,875,723,034 favorable votes (3,521,158,149 common shares and 3,354,564,885 preferred shares), 24,425 opposing votes (12,308 common shares and 12,117 preferred shares), and 245,551,474 votes not cast due to abstentions (122,773,903 common shares and 122,777,571 preferred shares), the Merger, recording that such merger will not result in an increase in capital stock or the issuance of new shares by the Company.

(e)        TO AUTHORIZE AND RATIFY, by majority, with 6,875,705,742 favorable votes (3,521,159,967 common shares and 3,354,545,775 preferred shares), 24,722 opposing votes (12,476 common shares and 12,246 preferred shares), and 245,568,469 votes not cast due to abstentions (122,771,917 common shares and 122,796,552 preferred shares), all acts of the Company’s officers necessary to implement the resolutions proposed and approved by the Company’s shareholders.

It is recorded that the implementation of the approved Merger is subject to homologation by the Central Bank of Brazil, pursuant to Resolution No. 4,970, of November 25, 2021. The Merger will be deemed completed after such homologation and will be effected on the last business day of the month in which the approval occurs, in accordance with Article 26, item II and § 2, of CMN Resolution No. 4,817/20. On that date, the Company will hold a meeting of the Executive Board to formalize the completion of the Merger and execute all its effects, including corporate, operational, and accounting effects.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

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SIGNATURES: Carolina Trindade – President; Rafael Tridico Faria – Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; ARROWSTREET (DELAWARE) L/S FUND L.P.; LORENTZ; CCANDL Q EMERGING MARKETS EQUITY UCITS FUND A SUB FUND OF CO; REASSURE LIMITED; HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND; PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND; LEMANIA GLOBAL EQUITY; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; ARROWSTREET CLARENDON TRUST FUND; ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND; JPMORGAN GLOBAL ALLOCATION FUND; JEFFREY LLC; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK; CONSTRUCTION BUILDING UNIONS SUPER FUND; GODFOND SVERIGE VARLDEN; SPP EMERGING MARKETS PLUS; VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER; VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER; MINISTRY OF ECONOMY AND FINANCE; GLOBAL EX-US ALPHA TILTS FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD ESG INTERNATIONAL; COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA; JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; GLOBAL ALL CAP ALPHA TILTS FUND; NYLI WMC INTERNATIONAL RESEARCH EQUITY FUND; JPMORGAN ACTIVEBUILDERS EMERGING MARKETS EQUITY ETF; JNL EMERGING MARKETS INDEX FUND; COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA; JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF; FACTORY MUTUAL INSURANCE COMPANY; CARESUPER; STOREBRAND SICAV; COMMINGLED PENSION TRUST FUND (GLOBAL ALL COUNTRY RESEARCH E; VANGUARD EMERGING MARKETS EX-CHINA ETF; CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST; CAPITAL INTERNATIONAL FUND; COINVEST LTD; JPMORGAN FUNDS LATIN AMERICA EQUITY FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; NEW WORLD FUND, INC.; STOREBRAND GLOBAL ALL COUNTRIES; STOREBRAND EMERGING MARKETS; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; RAYTHEON TECHNOLOGIES C. M. R. TRUST; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; AMERICAN FUNDS INS SERIES NEW WORLD FUND; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; DIMENSIONAL EMERGING MKTS VALUE FUND; MANAGED PENSION FUNDS LIMITED; STATE UNIVERSITY RETIREMENT SYSTEM; MULTI STYLE MULTI MANAGER FUNDS PLC; 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST; NORGES BANK; NAV CANADA PENSION PLAN; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; THE PUBLIC INSTITUITION FOR SOCIAL SECURITY; THE EMERGING M.S. OF THE DFA I.T.CO.; UTAH STATE RETIREMENT SYSTEMS; NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; ALASKA PERMANENT FUND; AUSTRALIAN RETIREMENT TRUST; CITY OF NEW YORK GROUP TRUST; BMO MSCI EMERGING MARKETS INDEX ETF; WELLINGTON TRUST COMPANY N.A.; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND; RBC CANADIAN MASTER TRUST; STANLIB FUNDS LIMITED; THE MASTER T BK OF JPN, LTD AS T OF

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NIKKO BR EQ MOTHER FUND; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; SPDR SP EMERGING MARKETS ETF; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; SCOTIA PRIVATE EMERGING MARKETS POOL; DWS EMERGING MARKETS EQUITY FUND AS SERIES OF DEUTSCHE DWS; CANADA PENSION PLAN INVESTMENT BOARD; FIRST TRUST LATIN AMERICA ALPHADEX FUND; ERIE INSURANCE EXCHANGE; VANGUARD EMERGING MARKETS SELECT STOCK FUND; IVESCO FTSE RAFI EMERGING MARKETS ETF; ISHARES V PUBLIC LIMITED COMPANY; PEOPLE S BANK OF CHINA; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; DIVERSIFIED EQUITY MASTER PORTFOLIO OF MASTER INVESTMENT POR; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; COLONIAL FIRST STATE EMERGING MARKETS FUND 4; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST; ARROWSTREET US GROUP TRUST; INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF; AMERICAN HEART ASSOCIATION, INC.; ISHARES EMERGING MARKETS DIVIDEND ETF; PICTET GLOBAL SELECTION FUND - G G M FUND; BIMCOR GLOBAL EQUITY POOLED FUND; COLONIAL FIRST STATE GLOBAL SHARE FUND 22; COLONIAL FIRST STATE GLOBAL SHARE FUND 23; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; STATE STREET IRELAND UNIT TRUST; COLONIAL FIRST STATE EMERGING MARKETS FUND 6; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); SPDR SP EMERGING MARKETS FUND; AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND; XTRACKERS (IE) PUBLIC LIMITED COMPANY; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; LEGAL GENERAL U. ETF P. LIMITED COMPANY; ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.; JNL/JPMORGAN GLOBAL ALLOCATION FUND; BRIGHTER SUPER; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU; COMMONWEALTH OF MASSACHUSETTS EMPLOYEES DEFERRED COMP PLAN; ARROWSTREET GLOBAL MINIMUM VOLATILITY ESG ALPHA EX; COLUMBIA EM CORE EX-CHINA ETF; LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS; ARROWSTREET COLLECTIVE INVESTMENT TRUST; INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA; DWS IMVESTMEMT GMBH FOR DEUTSCHE GPF; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE BOARD OF THE PENSION PROTECTION FUND; VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS; SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND; ARROWSTREET CAPITAL COPLEY FUND LIMITED; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; STRIVE EMERGING MARKETS EX-CHINA ETF; MBB PUBLIC MARKETS I LLC; WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD; SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB; FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF; LEGAL & GENERAL ICAV; CC&L Q EMERGING MARKETS EQUITY FUND LP; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; PARKER FOUNDATION, INC.; ARROWSTREET INTERNATIONAL EQUITY EAFE ALPHA EXTENSION CIT; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; EMERGING MARKETS EQUITY SELECT ETF; LEGAL

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GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; FRANKLIN LIBERTYSHARES ICAV; THE INCUBATION FUND, LTD.; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; JPMORGAN ETFS (IRELAND) ICAV; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; MERCER EMERGING MARKETS SHARES FUND; DWS INVESTMENT S.A. FOR ARERO - DER WELTFONDS; FIRST TRUST BLOOMBERG EMERGING MARKET DEMOCRACIES; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; CAMBRIA GLOBAL VALUE ETF; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; ARROWSTREET (DELAWARE) L/S FUND L.P.; UBS FUND MANAGEMENT (SWITZERLAND) AG ON BEHALF OF ZURICH INV; WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL; WELLINGTON-CIS GLOBAL EQUITY FUND, L.P.; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; ARROWSTREET CLARENDON TRUST FUND; ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; CONNOR CLARK & LUNN COLLECTIVE INVESTMENT TRUST; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; ARROWSTREET CAPITAL NEWBURY FUND LIMITED; MERCER UCITS COMMON CONTRACTUAL FUND; SPDR S&P EMERGING MARKETS EX-CHINA ETF; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND; DFC EMERGING MARKETS EQUITY FUND; ALL COUNTRY EX US EQUITY MARKET SUBTRUST OF DFA GR; CC&L Q EMERGING MARKETS EQUITY FUND; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV; CPPIB MAP CAYMAN SPC; ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; ARERO - DER WELTFONDS -NACHHALTIG; INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND; DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM; MACKENZIE EMERGING MARKETS EQUITY INDEX ETF; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL; ARROWSTREET EMERGING MARKET TRUST FUND; WILLINEY SILVA MOREIRA PEREIRA – by remote voting ballot; ITAU ACOES DIVIDENDOS FI; ITAU INDEX ACOES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO R; ITAU PREVIDENCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AC; ITAU EXCELENCIA SOCIAL ACOES FUNDO DE INVESTIMENTO SUSTENTAV; ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO; ITAU PHOENIX ACOES FIF RL; ITAU INDEX ACOES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPO; ITAU MOMENTO II ACOES FUNDO DE INVESTIMENTO; IT NOW IFNC FUNDO DE INDICE; IT NOW ISE FUNDO DE INDICE; ITAU MASTER GLOBAL DINAMICO MULTIMERCADO FUNDO DE INVESTIMEN; ITAU DUNAMIS MASTER FUNDO DE INVESTIMENTO EM ACOES; ITAU IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO EM ACOES; ITAU IBRX ATIVO MASTER FIA; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; IT NOW IBOVESPA FUNDO DE ═NDICE; ITAU S&P/B3 LOW VOLATILITY FIA; ITAU ASGARD INSTITUCIONAL ACOES FUNDO DE INVESTIMENTO FINANC; ITAU ASGARD ACOES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSAB; ITAU MOMENTO IQ ACOES FUNDO DE INVESTIMENTO; ITAU MOMENTO ESG ACOES FIF SUSTENTAVEL RL; ITAU MASTER MOMENTO ACOES FUNDO DE INVESTIMENTO FINANCEIRO R; ITAU MASTER GLOBAL DINAMICO ULTRA MULTIMERCADO FUNDO DE INVE; ITAU BALANCEADO ATIVO FUNDO MUTUO DE PRIVATIZACAO FGTS CARTE; IT NOW IBOVESPA B3 BR+ FUNDO DE NDICE - RESPONSABILIDADE LIM, represented by Anderson Carlos Koch, attorney-in-fact; and THE BANK OF NEW YORK MELLON – Carolina Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Rafael Tridico Faria

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 28, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer